Mail Stop 3561

August 29, 2008

Mr. Edward Rosenfeld, CEO
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, New York 11104

      Re: Steven Madden, Ltd.
             Form 10-K for Fiscal Year Ended
             December 31, 2007
             Filed March 26, 2008
             File No. 000-23702

Dear Mr. Rosenfeld:

We have reviewed your filing and have the following comments. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 18

1.   We note that you declared and paid cash dividends in November of 2005 and 2006 however, we did not find disclosure of cash dividends per common share in the selected financial data table. Please add this disclosure pursuant to Item 301 of Regulation S-K or tell us why this disclosure is not applicable to your circumstances.

Financial Statements

Note B – Acquisitions, page F-13

2.   We note your acquisition of Daniel M. Friedman and Associates, Inc. in February 2006. You state in the first paragraph on page F-15 that the fair values assigned to tangible and intangible assets acquired and liabilities assumed were based on management's estimates and assumptions, as well as third-party independent valuations. In future filings when you include statements attributed to experts and your report is incorporated by reference into a previously filed Securities Act registration statement, please name the experts that determined the valuations and provide the consent of experts pursuant to Item 601 of Regulation S-K. As an alternative, you may delete all references to third-party valuations in future Exchange Act filings.

Signatures

3.   In future filings on Form 10-K, please include the signature of your principal accounting officer, designating the person signing in that capacity.

* * * * * *

Closing comments

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. We are seeking the requested disclosure of targets in future filings. If you decide to omit it, you should provide us your supplemental analysis now. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed, Assistant Chief Accountant, at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. Please contact Cathey Baker at (202) 551-3326 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director